

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

Peter Staple
Chief Executive Officer
Corium International, Inc.
235 Constitution Drive
Menlo Park, CA 94025

 Re: Corium International, Inc.
  Registration Statement on Form S-3
  Filed June 7, 2018
  File No. 333-225497

Dear Mr. Staple:

 We have limited our review of your registration statement to those issues we have addressed in our comment.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 Filed June 7, 2018

General

1. Please provide analysis supporting your determination that you are a non-accelerated filer, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, and eligible to use Form S-3. In this regard, we note that (1) your Form 10-K for the fiscal year ended September 31, 2017 disclosed that, as of March 31, 2017, the aggregate market value of your common stock held by non-affiliates was approximately $82.3 million and (2) your Form 10-Qs for the fiscal quarters ended December 31, 2017 and March 31, 2018 appear to have been filed after the due date prescribed for accelerated filers. Please refer to General Instruction A to Form 10-Q and General Instruction I.A.3(b) to Form S-3.

Peter Staple
Corium International, Inc.
June 22, 2018
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Lara Foster, Esq.